

07000670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 66418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Securities, L.P.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5757 Wilshire Blvd., Suite 450
(No. and Street)

Los Angeles (City) CAlifornia (State) 90036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naum Voloshin (323) 930-9190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, (Address) Tarzana, (City) California (State) 91356 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Naum Voloshin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Securities, L.P., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



DAVID F BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Notary Public

Naum Voloshin
Signature

Manager
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE SECURITIES, L.P.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

PINNACLE SECURITIES, L.P.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
Pinnacle Securities, L.P.
Los Angeles, California

I have audited the accompanying statement of financial condition of Pinnacle Securities, L.P. as of December 31, 2006 and the related statements of operations, changes in member's equity, and cash flows for the year ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Securities, L.P. as of December 31, 2006 and the results of its operations and cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2007

PINNACLE SECURITIES, L.P.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash (Note 1)	$ 357,652
Accounts receivable	1,788,837
Investment in affiliate	204,087
Securities owned (Note 1)	848,442
Other assets	171,926
Total assets	$ 3,370,944

LIABILITIES AND MEMBER'S EQUITY

Liabilites:	
Accounts payable	$ 13,299
Payable to broker-dealer and clearing organization	3,548
Total liabilities	16,847
Member's equity	3,354,097
Total liabilities and member's equity	$ 3,370,944

The accompanying notes are an integral part of these financial statements

PINNACLE SECURITIES, L.P.

Statement of Income
For the year ended December 31, 2006

REVENUES:		
Commission income	$	160,470
Gain on securities		199,282
Interest		17,084
Total revenues		376,836
EXPENSES:		
Administrative expense		5,515
Clearing charges		97,581
Commission expense		22,425
Professional fees		214,403
Other expenses		44,197
Total expenses		384,121
NET LOSS	$	(7,285)

The accompanying notes are an integral part of these financial statements

PINNACLE SECURITIES, L.P.

Statement of Member's Equity
For the year ended December 31, 2006

	Member's Contributions	Net Loss	Total Member's Equity
Beginning balance January 1, 2006	$ 2,581,380		2,581,380
Member's contributions	780,002		780,002
Net loss		(7,285)	(7,285)
Ending balance December 31, 2006	$ 3,361,382	(7,285)	$ 3,354,097

The accompanying notes are an integral part of these financial statements

PINNACLE SECURITIES, L.P.

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(7,285)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(726,155)
Securities owned		1,041,699
Investment in affiliate		(204,087)
Other assets		(171,926)
Increase (decrease) in:		
Accounts payable		8,299
Payable to broker dealer/clearing		(5,974)
Due to partners		(497,897)
Total adjustments		(556,041)
Net cash used in operating activities		(563,326)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		780,002
Net cash provided by financing activities		780,002
Increase in cash		216,676
Cash at beginning of period		140,976
Cash at end of period	$	357,652
Supplemental cash flow disclosures		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements

PINNACLE SECURITIES, L.P.

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

Pinnacle Securities, L.P., Inc. (the "Company") was formed in California in March of 2004 and is approved as a securities broker dealer by the Securities and Exchange Commission, New York Stock Exchange and the State of California.

The firm is a Limited Partnership whose sole Member is Naum Voloshin. The firm operated on a fully disclosed basis with another member firm, Penson Financial Services.

Summary of significant accounting policies:

Cash:
Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue recognition:
Securities transactions are recorded on a trade date basis with related commission income and expense also recorded on a trade date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Expense Sharing
The Company shares office space with its affiliate Miracle Mile, Inc. Under an existing expense agreement, Miracle Mile, Inc. will absorb these costs for the Company and is reimbursed for their share of the rent and overhead.

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2006.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk:
The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Note 2: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2006 the company reported a net capital of $2,483,716 which is $2,383,716 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness ($16,847) to net capital was 0.01 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 3: FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, as principal transactions on behalf of itself. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different form the contract amount of the transaction.

The Company does not anticipate nonperformance by counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

PINNACLE SECURITIES, L.P.

Statement of Net Capital
Schedule I
For the year ended December 31, 2006

	Focus 12/31/2006	Audit 12/31/2006	Change
Member's equity, December 31, 2006	$3,354,097	$3,354,097	$0
Subtract - Non allowable assets:			
Investment in affiliate	204,087	204,087	0
Other assets	171,926	171,926	0
Tentative net capital	2,978,084	2,978,084	0
Haircuts:	494,368	494,368	0
NET CAPITAL	2,483,716	2,483,716	0
Minimum net capital	100,000	100,000	0
Excess net capital	$2,383,716	$2,383,716	$0
Aggregate indebtedness	16,848	16,847	1
Ratio of aggregate indebtedness to net capital	0.01%	0.01%	

No reported differences between the audit and focus filed at December 2006.

The accompanying notes are an integral part of these financial statements

PINNACLE SECURITIES, L.P.

December 31, 2006

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3 (k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Pinnacle Securities, L.P.
Los Angeles, California

In planning and performing my audit of the financial statements of Pinnacle Securities, L.P. for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Pinnacle Securities, L.P. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2007

END